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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 12)
                                 FINAL AMENDMENT

                       PEGASUS COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)
                        (Name of Filing Person (Issuer))

            12 3/4% Series A Cumulative Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                    705904209
                      (CUSIP Number of Class of Securities)

                              Scott A. Blank, Esq.
                                 Vice President
                       Pegasus Communications Corporation
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                         Bala Cynwyd, Pennsylvania 19004
                            Telephone: (888) 438-7488

                                    Copy to:

                             Michael B. Jordan, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

------------------------------------- -------------------------------------
    Transaction Valuation*                 Amount of Filing Fee**
------------------------------------- -------------------------------------
      $162,588,000                               $32,517.60
------------------------------------- -------------------------------------
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*    Estimated for purposes of calculating the amount of the filing fee only.
     The amount assumes the exchange of the entire $152.8 million outstanding liquidation preference of Series A Cumulative Exchangeable Preferred Stock, plus accrued and unpaid dividends as of the settlement date (the "Pegasus Communications Preferred Stock") of Pegasus Communications Corporation for an equal amount of Series A Cumulative Exchangeable Preferred Stock (the "Pegasus Satellite Preferred Stock") of Pegasus Satellite Communications, Inc. Based on the accumulated value of the outstanding Pegasus Communications Preferred Stock as of January 18, 2001, the transaction value is equal to $162,588,000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

**   Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:  $32,517.60
         Filing Party:  Pegasus Communications Corporation
         Form or Registration No.:  Schedule TO
         Date Filed:  December 19, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|


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                                  TENDER OFFER

         This Amendment No. 12, the final amendment, further amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Pegasus Communications Corporation, a Delaware corporation, on December 19, 2000 in connection with its offer to exchange up to $162.6 million aggregate liquidation preference of Pegasus Communications Preferred Stock or a lesser amount as is properly tendered and not withdrawn, for an equal amount of Pegasus Satellite Preferred Stock on the terms and subject to the conditions described in the Offering Memorandum, dated December 19, 2000, and related Consent and Letter of Transmittal (the Offering Memorandum and the Consent and Letter of Transmittal, as amended and supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offering Memorandum.

         The Schedule TO, which expressly incorporates by reference the information provided in the Offer in response to all items in the Statement, is hereby amended and supplemented as follows.

ITEMS 1, 4 and 6.

         Items 1, 4 and 6 of the Schedule TO, which incorporate by reference information contained in the Offer and all exhibits to the Offer, are hereby amended and supplemented as follows:

         1. The Offer expired at 5:00 p.m. on February 21, 2001. A total number of 162,587.931 shares (the "Total Shares Tendered"), of Pegasus Communications Preferred Stock were validly tendered and accepted by Pegasus in the Offer. The number of Total Shares Tendered in the Offer represents 100% of the Pegasus Communications Preferred Stock outstanding.

         In a letter dated February 21, 2001, delivered to The Depository Trust Company, Pegasus Communications Corporation announced that the Offer expired at 5:00 p.m. on February 21, 2001. A copy of the announcement is filed as Exhibit
(a)(7) and is incorporated in response to this Item by reference.

ITEM 12. EXHIBITS.

                  Item 12 is hereby amended and supplemented by adding the following exhibit.

                  (a)(7) Announcement delivered to The Depository Trust Company dated February 21, 2001


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information provided in this statement is true, complete and correct.

                                            Dated:  February 22, 2001

                                            PEGASUS COMMUNICATIONS CORPORATION

                                            By:     /s/ Scott A. Blank
                                                 ----------------------------
                                                   Name: Scott A. Blank
                                                  Title: Vice President



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                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------


(a)(7) Announcement delivered to The Depository Trust Company dated February 21, 2001







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